Filed by Sesen Bio, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
under the Securities Exchange Act of 1934
Subject Company: Sesen Bio, Inc.
Commission File No.: 001-36296

Carisma Twitter: We are excited to announce the appointment of leading solid tumor immunotherapy expert @PamSharmaMDPhD to our Scientific Advisory Board. Learn more on Dr. Sharma’s background and role here: https://carismatx.com/carisma-therapeutics-appoints-leading-solid-tumor-immunotherapy-expert-padmanee-sharma-md-phd-to-scientific-advisory-board/

Carisma LinkedIn: We are thrilled to announce the appointment of leading solid tumor immunotherapy expert Padmanee Sharma, MD, PhD to our Scientific Advisory Board (SAB). The addition of Dr. Sharma to our SAB comes at an exciting time as we expand our proprietary targeted chimeric antigen receptor macrophages (CAR-M) in combination with other therapies, including the combination study of CT-0508, a human epidermal growth factor receptor 2 (HER2) targeted CAR-M with Merck’s anti-PD1 therapy KEYTRUDA® (pembrolizumab) for the treatment of HER2 overexpressing cancers. Dr. Sharma’s scientific knowledge in immunotherapy will prove invaluable as we continue to advance CAR-M products through the clinic. Learn more on Dr. Sharma’s background and role here: https://carismatx.com/carisma-therapeutics-appoints-leading-solid-tumor-immunotherapy-expert-padmanee-sharma-md-phd-to-scientific-advisory-board/

Steve Kelly LinkedIn: I am thrilled to announce the appointment of Padmanee Sharma, MD, PhD to the Carisma Scientific Advisory Board. Dr. Sharma is a prominent immunologist and oncologist whose research is focused on investigating mechanisms and pathways within the immune system that facilitate tumor rejection or elicit resistance to immune checkpoint therapy. We believe Dr. Sharma's scientific knowledge in immunotherapy will prove invaluable as we continue to advance CAR-M products through the clinic, including studies to evaluate the combination of CT-0508 and Keytruda. Our full release on this exciting update can be found here: https://carismatx.com/carisma-therapeutics-appoints-leading-solid-tumor-immunotherapy-expert-padmanee-sharma-md-phd-to-scientific-advisory-board/